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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 9)
                             _______________________

                            JANUS CAPITAL GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    47102X105
                                 (CUSIP Number)


                       JOSEPH F. MAZZELLA, GENERAL COUNSEL
                        HIGHFIELDS CAPITAL MANAGEMENT LP
                              200 CLARENDON STREET
                                   51ST FLOOR
                                   BOSTON, MA
                                  (617 850-7500

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                             _______________________

                                 April 22, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP No. 47102X105                                                 Page 2 of 11
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields Capital Management LP
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  19,826,687
                              --------------------------------------------------
      NUMBER OF               8   SHARED VOTING POWER
       SHARES
  BENEFICIALLY OWNED              None
  BY EACH REPORTING           --------------------------------------------------
       PERSON                 9   SOLE DISPOSITIVE POWER
        WITH
                                  19,826,687
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,826,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------


----------
(1) All percentages herein are based upon 239,509,116 issued and outstanding shares of Common Stock.

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CUSIP No. 47102X105                                                 Page 3 of 11
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields GP LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  19,826,687
                              --------------------------------------------------
      NUMBER OF               8   SHARED VOTING POWER
       SHARES
  BENEFICIALLY OWNED              None
  BY EACH REPORTING           --------------------------------------------------
       PERSON                 9   SOLE DISPOSITIVE POWER
        WITH
                                  19,826,687
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,826,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------



----------
(1) All percentages herein are based upon 239,509,116 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 47102X105                                                 Page 4 of 11
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  13,966,473
                              --------------------------------------------------
      NUMBER OF               8   SHARED VOTING POWER
       SHARES
  BENEFICIALLY OWNED              None
  BY EACH REPORTING           --------------------------------------------------
       PERSON                 9   SOLE DISPOSITIVE POWER
        WITH
                                  13,966,473
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,966,473
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------



----------
(1) All percentages herein are based upon 239,509,116 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 47102X105                                                 Page 5 of 11
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jonathon S. Jacobson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  19,826,687
                              --------------------------------------------------
      NUMBER OF               8   SHARED VOTING POWER
       SHARES
  BENEFICIALLY OWNED              None
  BY EACH REPORTING           --------------------------------------------------
       PERSON                 9   SOLE DISPOSITIVE POWER
        WITH
                                  19,826,687
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,826,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------



----------
(1) All percentages herein are based upon 239,509,116 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 47102X105                                                 Page 6 of 11
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard L. Grubman
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  19,826,687
                              --------------------------------------------------
      NUMBER OF               8   SHARED VOTING POWER
       SHARES
  BENEFICIALLY OWNED              None
  BY EACH REPORTING           --------------------------------------------------
       PERSON                 9   SOLE DISPOSITIVE POWER
        WITH
                                  19,826,687
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,826,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                         [_]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------



----------
(1) All percentages herein are based upon 239,509,116 issued and outstanding shares of Common Stock.

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CUSIP No. 47102X105                                                 Page 7 of 11
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This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the Statement on Schedule 13D, filed on November 7, 2002, by Highfields Capital Management LP, Highfields GP LLC, Highfields Capital Ltd., Jonathon S. Jacobson and Richard L. Grubman, as amended on November 25, 2002, December 2, 2002, December 13, 2002, December 16, 2002, January 24, 2003, April 10, 2003, April
15, 2003 and August 12, 2003 (the "Schedule 13D"), as regards the common stock of Stilwell Financial Inc., subsequently renamed Janus Capital Group, Inc. by reason of a merger effected on January 1, 2003. This Amendment No. 9 is being filed to supplement and amend Item 3 and Item 5 of the Schedule 13D. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and supplemented by adding the following text:

The aggregate purchase price of the additional 1,087,700 Shares purchased by Highfields Ltd. as reported in this Schedule 13D/A was $16,736,751, inclusive of brokerage commissions.

Highfields Ltd. used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in its margin accounts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

(a) and (b) As of the time of this filing, Highfields I, Highfields II and Highfields Ltd. owned beneficially 2,156,371, 3,703,843 and 13,966,473 shares, respectively, representing approximately 0.9%, 1.6% and 5.8%, respectively, of the 239,509,116 Shares outstanding as reported in publicly available information.

As of the time of this filing, Highfields Capital Management, in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 19,826,687 Shares owned beneficially by the Funds, representing approximately 8.3% of the 239,509,116 Shares outstanding as reported in publicly available information.

As of the time of this filing, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 19,826,687 Shares owned beneficially by Highfields Capital Management, representing approximately 8.3% of the 239,509,116 Shares outstanding as reported in publicly available information.

As of the time of this filing, Mr. Jacobson, in his capacity of a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 19,826,687 Shares owned beneficially

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CUSIP No. 47102X105                                                 Page 8 of 11
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by Highfields GP, representing approximately 8.3% of the 239,509,116 Shares outstanding as reported in publicly available information.

As of the time of this filing, Mr. Grubman, in his capacity as a Managing Member of Highfields GP and Managing Director of Highfields Capital Management, had sole voting and dispositive power with respect to all 19,826,687 Shares owned beneficially by Highfields GP, representing approximately 8.3% of the 239,509,116 Shares outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Annex A attached hereto and incorporated herein by reference.

(d) None.

(e) Not applicable.

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CUSIP No. 47102X105                                                 Page 9 of 11
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2004

                                     HIGHFIELDS CAPITAL MANAGEMENT LP

                                     By: Highfields GP LLC, its General Partner


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name:  Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     HIGHFIELDS GP LLC


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     HIGHFIELDS CAPITAL LTD.

                                     By:  Highfields Capital Management LP, its
                                             Investment Manager

                                     By:  Highfields GP LLC, its General Partner


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     JONATHON S. JACOBSON

                                     By:  Kenneth H. Colburn


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory

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CUSIP No. 47102X105                                                Page 10 of 11
--------------------------------------------------------------------------------



                                     RICHARD L. GRUBMAN

                                     By:  Kenneth H. Colburn


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory

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CUSIP No. 47102X105                                                Page 11 of 11
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                                     ANNEX A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                             DURING THE PAST 60 DAYS


    DATE               PURCHASER             NUMBER OF SHARES PURCHASED(1)      PRICE PER SHARE(2)
  -------              ---------             --------------------------         -----------------
  4/21/04       Highfields Capital Ltd.               382,700                        $15.1915

  4/22/04       Highfields Capital Ltd.               705,000                        $15.4935





----------

(1) All purchasers were effected through open market or privately negotiated transactions.

(2)   Price per Share includes brokerage commissions.